March 11, 2003


Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.  20549

Re:      Credicorp Ltd. - Report on Form 6-K

Dear Sirs:

On behalf of Credicorp Ltd. (the "Company"), I hereby notify you of the following Material Event on the Company's Report on Form 6-K (the "Form 6-K"). The attached Material Event ("Hecho de Importancia") are being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a copy of the following:

Notice of Material Event, submitted to CONASEV and the "Bolsa de Valores de Lima" on February 26, 2003.

Notice of Material Event, submitted to CONASEV and the "Bolsa de Valores de Lima" on February 28, 2003.

Please direct any questions or comments you may have regarding this filing to the undersigned at 156 Calle Centenario, La Molina, Lima - 12 Peru.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Credicorp Ltd.

Name: Ray Campos
Title:   Authorized Representative



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February 26, 2003


CONASEV


Material Event


Dear Sirs:

Credicorp Ltd., in accordance with articles 10 y 28 of the Ley de Mercado de Valores and the CONASEV resolution N(0)107-2002-EF/94.10, complies in informing of the following Material Event or "Hecho de importancia".

The Board of Directors of Credicorp has communicated that its Colombian subisidiary, Banco Tequendama, S.A. has transferred all of its operations and the equity of its branch in Venezuela to a new bank that will initially operate in that country as Banco Tequendama C.A., and the shortly it will change its name. Banco Tequendama S.A., Colombia has transferred its participation in this new bank that has been established jointly with a group of investors who have experience in the Venezuelan financial sector. Banco Tequendama S.A., Colombia will continue to operate in Venezuela through this new bank which will serve as its correspondent bank for that country.


Sincerely,





Benedicto Ciguenas
Company Representative
CREDICORP LTD.


February 28, 2003

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CONASEV


Material Event


Dear Sirs:

Credicorp Ltd., in accordance with articles 10 y 28 of the Ley de Mercado de Valores and the CONASEV resolution N(0)107-2002-EF/94.10, complies in informing of the following Material Event or "Hecho de importancia".

Credicorp's Board, in a session held on Thursday, February 27, agreed, in accordance with the powers granted by the Company's Bye-Laws, to declare a dividend to its shareholders in the amount of US$28,314,695. This amount is to be divided equally by 94,382,317 which corresponds to the total number of shares outstanding, representing US$0.30 per share. This dividend is to be paid to all shareholders who (i.) have acquired shares in the company up to and including April 11, 2003, and (ii.) are registered with the company before April 16, 2003. These dividends will distribute at the end of the day on April 30, 2003.

In accordance with the CONASEV resolution No. 107-2002-EF/94.10.0, we are enclosing the company's Annual Report and the external Auditor's Report (from Dongo-Soria Gaveglio y Asociados) of the company's consolidated financial statements as of December 31, 2002. These documents were approved by the company's Board and are to be presented to shareholder's at the company's AGM which will be held on March 28 as was communicated on January 27, 2003. The company's Annual Report is subject to modifications.




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